Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$155,000.00	$6.09

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,122,766.82 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $6.09 is offset against the registration fee due for this offering and of which $1,122,760.73 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006,

product supplement no. 50-I dated February 26, 2008 and

underlying supplement no. 100 dated January 28, 2008

Registration Statement no. 333-134553 Dated March 25, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$155,000

100% Principal Protection Capped Return Notes Linked to the S&P 500® Index

These 100% Principal Protection Capped Return Notes Linked to the S&P 500® Index (the “Notes”) are designed for investors who seek principal protection, a minimum return on their investment and exposure to the positive performance, if any, of the S&P 500® Index. The Index Ending Level used to determine the performance of the Index relative to the Index Starting Level as of the Pricing Date will equal the arithmetic average of each of the Index closing levels on the 20 quarterly averaging dates during the term of the Notes.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$155,000
Pricing Date:	March 25, 2008
Settlement Date:	March 31, 2008
Final Averaging Date:	March 25, 2013 ††
Maturity Date:	April 1, 2013 ††
Averaging Dates:	Quarterly, on the 25th calendar day of each March, June, September and December, starting on June 25, 2008, to, and including, the Final Averaging Date. ††
Term:	5 years
Index:	The S&P 500® Index
Participation Rate:	100%
Principal Protection:	100% if held to maturity.
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):	At maturity you will receive a cash payment per $1,000 principal amount Note equal to the sum of (i) $1,000 and (ii) the Additional Amount (which will not be less than the Minimum Return).
Additional Amount (per $1,000):

The Additional Amount per $1,000 principal amount Note paid at maturity will equal the greater of:

(i) the Minimum Return; and

(ii) $1,000 × Participation Rate × Index Return

in no event will you receive an Additional Amount less than $80.00.

Minimum Return (per $1,000 principal amount Note):	$80.00 or 8.00%.
Index Return:	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level:	1,352.99.
Index Ending Level:	The Index Ending Level will be determined on the Final Averaging Date (subject to postponement as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 50-I ), and will equal the arithmetic average of the Quarterly Index Closing Levels for each of the Averaging Dates.
Quarterly Index Closing Level:	With respect to each Averaging Date, the Quarterly Index Closing Level will be equal to the Index closing level on such Averaging Date.
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	5252M0EQ6
ISIN:	US5252M0EQ65

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 50-I.

Investing in the 100% Principal Protection Notes Linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 50-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$40.00	$960.00
Total	$155,000.00	$6,200.00	$148,800.00

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive a fee of 4.00% of the principal amount of the Notes and will use those fees to allow selling concessions to one or more brokers and/or dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

March 25, 2008	MTNI753

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 50-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100, this pricing supplement, any other relevant terms supplement and any relevant free writing prospectus for complete details. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 50-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 50-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 50-I dated February 26, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508038714/d424b2.htm

•	Underlying supplement no. 100 dated January 28, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508013371/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Your Investment in the Notes May Not Appreciate Beyond the Minimum Return: The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is greater than the Minimum Return of 8.00%. IF THE INDEX RETURN IS LESS THAN 8.00%, YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES PLUS THE MINIMUM RETURN AT MATURITY.

•

Uncapped Appreciation Potential: The Notes are not subject to a predetermined maximum gain and, accordingly, any return on the Notes at maturity will be determined by whether, and to the extent to which, the Index Return is greater than 8.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification of Stocks Included in the S&P 500® Index: Your return on an investment in the Notes is linked to the performance of the Index. The Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “The S&P 500® Index” in the accompanying underlying supplement no. 100.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of 7.10%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note is $1,417.43 due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 50-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 50-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100 and “Risk Factors” in the MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the principal amount of your Notes plus the Minimum Return if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Notes Might Not Pay More Than the Principal Amount Plus the Minimum Return: You may receive a lower Payment at Maturity than you would have received if you had invested in any of the stocks included in the Index or contracts related to the Index. If the Index Ending Level is not above the Index Starting Level by more than 8.00%, the Additional Amount will be $80.00, per $1,000 principal amount Note. This will be true even if the level of the Index was above the Index Starting Level by more than the Minimum Return at some time during the term of the Notes.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of up to $40.00 per $1,000 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We Are One of the Companies That Make Up the S&P 500® Index: We are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the S&P 500® Index and the value of the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•	Tax Treatment: You should consider the tax consequences of investing in the Notes and you should consult your own tax advisor about your own tax situation before investing in the Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the level of the Index or the stocks underlying the Index. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Index or the stocks underlying the Index.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 50-I.

•

The Closing Level of the Index on the Averaging Dates May be Below the Closing Level of the Index at the Maturity Date or at Other Times During the Term of the Notes: Because the Index Ending Level is calculated based on the closing level of the Index on the Averaging Dates and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing level of the Index at or around the time of any of the Averaging Dates could materially affect the Payment at Maturity. For example, a significant decline in the closing level of the Index on any of the Averaging Dates would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing level of the Index on any date or dates subsequent to any such Averaging Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market, the value of which could be realized other than the manner in which the Payment at Maturity for the Notes is determined.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performance of the Index for Index Returns of –50% to +50% and reflects the Index Starting Level of 1,352.99, the Minimum Return of $80.00 or 8.00% and the Participation Rate of 100%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Return	Hypothetical Index Ending Level	Hypothetical Total Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre- Tax Rate of Return
-50%	676.50	$1,080.00	8.00%	1.55%
-40%	811.79	$1,080.00	8.00%	1.55%
-30%	947.09	$1,080.00	8.00%	1.55%
-20%	1,082.39	$1,080.00	8.00%	1.55%
-10%	1,217.69	$1,080.00	8.00%	1.55%
0%	1,352.99	$1,080.00	8.00%	1.55%
5%	1,420.64	$1,080.00	8.00%	1.55%
10%	1,488.29	$1,100.00	10.00%	1.92%
20%	1,623.59	$1,200.00	20.00%	3.71%
30%	1,758.89	$1,300.00	30.00%	5.39%
40%	1,894.19	$1,400.00	40.00%	6.96%
50%	2,029.49	$1,500.00	50.00%	8.45%

Example 1—The level of the Index increases from the Index Starting Level of 1,352.99 to an Index Ending Level of 1,623.59. Because the Index Ending Level is 1,623.59 and the Index Starting Level is 1,352.99, the Index Return is 20%, calculated as follows:

(1,623.59 – 1,352.99)/1,352.99 = 20%

Because the Index Return is 20% and the Participation Rate is 100%, the Additional Amount is equal to $200.00 and the Payment at Maturity is equal to $1,200.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + ($1,000 × 20% × 100%) = $1,200.00

Example 2—The level of the Index decreases from the Index Starting Level of 1,352.99 to an Index Ending Level of 1,082.39. Because the Index Ending Level is 1,082.39 and the Index Starting Level is 1,352.99, the Index Return is -20%, calculated as follows:

(1,082.39 – 1,352.99)/1,352.99 = -20%

Because the Index Return of -20% is less than the Minimum Return of 8.00%, the Additional Amount is equal to $80.00 and the Payment at Maturity is equal to $1,080.00 per $1,000 principal amount Note calculated as follows:

$1,000 + $80.00 = $1,080.00

Example 3—The level of the Index increases from the Index Starting Level of 1,352.99 to an Index Ending Level of 1,420.64. Because the Index Ending Level is 1,420.64 and the Index Starting Level is 1,352.99, the Index Return is 5%, calculated as follows:

(1,420.64 – 1,352.99)/1,352.99 = 5%

Because the Index Return of 5% is less than the Minimum Return of 8.00%, the Additional Amount is equal to $80.00 and the Payment at Maturity is equal to $1,080.00 per $1,000 principal amount Note calculated as follows:

$1,000 + $80.00 = $1,080.00

Historical Information

The following graph sets forth the daily historical performance of the Index from March 25, 2003 through March 25, 2008. The closing level of the Index on March 25, 2008 was 1,352.99.

We obtained the closing levels of the Index below from Bloomberg Financial Markets, and accordingly, we make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance of the Index or what the value of the Notes may be, and no assurance can be given as to the closing level of the Index on the Final Averaging Date or any other Averaging Date. We cannot give you assurance that the performance of the Index will result in any amount in excess of the sum of the principal amount and the Minimum Return.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

We expect to deliver the Notes against payment on or about March 31, 2008, which is the fourth business day following the Pricing Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Pricing Date, it will be required, by virtue of the fact that the Notes initially will settle on the fourth business day following the Pricing Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.